SEC
Mail Processing
Section

FEB 28 2012

Washington, DC
125

SECU 12013241 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68080

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HGP SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

105 S. YORK ST., SUITE 230
(No. and Street)

ELMHURST	IL	60126
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JONATHAN PHILLIPS 312-276-5180
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JOHN R. WATERS & COMPANY
(Name – *if individual, state last, first, middle name*)

123 N. WACKER DRIVE, SUITE 1550	CHICAGO	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JONATHAN PHILLIPS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HGP SECURITIES, LLC, as of DECEMBER 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT/CEO

Title

Notary Public

OFFICIAL SEAL
STILIYAN GUEORGUIEV
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires Apr. 14, 2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HGP SECURITIES, LLC
(A Limited Liability Company)

FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

HGP SECURITIES, LLC
(A Limited Liability Company)

CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Members of
HGP Securities, LLC

We have audited the accompanying statements of financial condition of HGP Securities, LLC (A Limited Liability Company) as of December 31, 2011 and December 31, 2010, and the related statements of operations, changes in members' equity, and cash flows for the years ended December 31, 2011 and 2010 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects the financial position of HGP Securities, LLC (A Limited Liability Company) as of December 31, 2011 and 2010 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

John R. Waters & Company

Chicago, Illinois
February 24, 2012

JRW &CO CERTIFIED PUBLIC ACCOUNTANTS

JOHN R. WATERS & COMPANY

123 N. Wacker Drive, Suite 1550, Chicago, IL 60606

Phone 312 554 3400 Fax 312 554 3401 www.jrwaters.com

Exhibit I

HGP SECURITIES, LLC
(A Limited Liability Company)

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2011 AND 2010
(See Accompanying Auditors' Report)

ASSETS

	2011	2010
CURRENT ASSETS:		
Cash	$32,078	$22,530
Accounts receivable	25,919	15,000
Prepaid expenses	8,555	3,660
TOTAL CURRENT ASSETS	66,552	41,190
OTHER ASSETS		
Deposits	146	61
TOTAL ASSETS	$66,698	$41,251

LIABILITIES AND MEMBERS' EQUITY

	2011	2010
CURRENT LIABILITIES:		
Accounts payable	$ 2,509	$ 1,630
Due to affiliate	4,088	92
TOTAL CURRENT LIABILITIES	6,597	1,722
MEMBERS' EQUITY (EXHIBIT III)	60,101	39,529
TOTAL LIABILITIES AND MEMBERS' EQUITY	$66,698	$41,251

The accompanying notes are an integral part of this statement.

Exhibit II

HGP SECURITIES, LLC
(A Limited Liability Company)

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010
(See Accompanying Auditors' Report)

	2011	2010
REVENUE	$701,480	$226,484
OPERATING EXPENSES:		
Guaranteed payments	593,000	-
Advertising	305	186
Professional and compliance	34,056	16,975
Rent	3,150	3,287
Office supplies and expense	5,542	1,383
Telecommunications	1,834	2,607
Information technology	1,135	396
Computer expense	44	608
Consulting	6,085	-
Licenses and registrations	6,133	4,989
Other taxes and licenses	4,147	250
Dues and subscriptions	3,334	799
Insurance	1,759	1,456
Travel	19,391	907
Repairs and maintenance	184	40
Meals and entertainment	-	129
Charitable contributions	125	-
Utilities	174	244
Bank charges	510	380
TOTAL OPERATING EXPENSES	680,908	34,636
NET INCOME	$ 20,572	$191,848

The accompanying notes are an integral part of this statement.

Exhibit III

HGP SECURITIES, LLC
A Limited Liability Company)

STATEMENTS OF CHANGES IN MEMBERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010
(See Accompanying Auditors' Report)

	2011	2010
MEMBERS' EQUITY - BEGINNING OF YEAR	$39,529	$ 12,681
Capital contributions	-	25,000
Capital distributions	-	(190,000)
Net income (Exhibit II)	20,572	191,848
MEMBERS' EQUITY - END OF YEAR (Exhibit I)	$60,101	$ 39,529

The accompanying notes are an integral part of this statement.

Exhibit IV

HGP SECURITIES, LLC
(A Limited Liability Company)

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010
(See Accompanying Auditors' Report)

	2011	2010
CASH PROVIDED BY (APPLIED TO) OPERATING ACTIVITIES:		
Net income	$20,572	$191,848
Changes in operating assets and liabilities:		
Accounts receivable	(10,919)	(15,000)
Deposits	(85)	320
Prepaid expenses	(4,895)	(552)
Accounts payable	879	499
Due to affiliate	3,996	(2,723)
NET CASH PROVIDED BY OPERATING ACTIVITIES	9,548	174,392
CASH PROVIDED BY (APPLIED TO) FINANCING ACTIVITIES:		
Member contributions	-	25,000
Member distributions	-	(190,000)
NET CASH (APPLIED TO) FINANCING ACTIVITIES	-	(165,000)
NET INCREASE IN CASH	9,548	9,392
CASH - BEGINNING OF YEAR	22,530	13,138
CASH - END OF YEAR	$32,078	$ 22,530

The accompanying notes are an integral part of this statement.

NOTE 1 – DESCRIPTION OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Operations

HGP Securities, LLC (the Company), formed under a certain Operating Agreement dated April 9, 2008, is a fully disclosed broker-dealer and, as of September 22, 2009, is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides capital raising services and merger and acquisition advisory services to companies in the health-care industry.

Summary of Significant Accounting Policies

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition – The Company recognizes gross revenues from capital raising services and merger and acquisition advisory services when the earnings process is substantially complete in accordance with the contract for the services provided.

Accounts receivable - Accounts receivable consist primarily of trade receivables for capital raising services. The Company regularly reviews its accounts receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic trends. Based on management's review of accounts receivable, no allowance for doubtful accounts is considered necessary.

NOTE 2 – RELATED PARTY TRANSACTIONS

The Company has entered into an expense sharing agreement related to office costs, such as rent, utilities, and other miscellaneous office expenses with another company related through common ownership. The expense sharing agreement stipulates that the Company is liable for approximately 25% of these costs. The Company has the option to renew the agreement on an annual basis. At December 31, 2011 and 2010, the Company owed the affiliate $4,088 and $92 for expenses advanced on behalf of the Company, respectively.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In 2011 and 2010, the Company had a minimum net capital requirement of $5,000. Net capital and aggregate indebtedness change from day to day, but at December 31, 2011 and 2010, the Company had net capital of $25,481 and $20,808, respectively which was $20,481 and $15,808 in excess of its required net capital of $5,000, respectively. The Company's net capital ratio was .26 to 1.0 and .08 to 1.0 at December 31, 2011 and 2010, respectively.

NOTE 4 – CUSTOMER CONCENTRATIONS

During 2011 and 2010, the Company had four customers that accounted for 75% of sales and one customer that accounted for 93% of sales, respectively. At December 31, 2011 and 2010, the Company had four customers that aggregated 97% of accounts receivable and one customer representing 100% of accounts receivable, respectively.

The Company provides merger and acquisition advisory services to companies in the health-care industry; these are designed to be non-recurring deals. Further, the Company has relied upon several referral sources. Management does not believe the Company is exposed to significant risk from concentrations in customers or referral sources.

NOTE 5 – INCOME TAXES

The financial statements do not include a provision for federal income taxes since the members recognize their proportionate share of the Company's income or loss on their individual tax returns. However, the Company remains liable for state replacement tax for the portion of income or loss allocated to those members that are exempt from the state's replacement tax reporting requirements. No provision for state replacement tax was required in 2011 or 2010.

NOTE 6 – SUBSEQUENT EVENTS

All material events from December 31, 2011 through the date these financial statements were issued, which is the date of the Auditors' report, have been either disclosed or adjusted in the financial statements.

SUPPLEMENTARY INFORMATION
Pursuant to Rule 17(a)-5 of the
Securities Exchange Act of 1934

DECEMBER 31, 2011 AND 2010

The accompanying schedule is prepared in accordance with the requirements and general format of FOCUS Form X-17 A-5.

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

To the Members of
HGP Securities, LLC

Our report on our audits of the basic financial statements of HGP Securities, LLC (A Limited Liability Company) for December 31, 2011 and 2010 appear on page 1. The audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information, presented in Schedules A and B, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

John R. Waters & Company

Chicago, Illinois
February 24, 2012

JRW &CO CERTIFIED PUBLIC ACCOUNTANTS
JOHN R. WATERS & COMPANY
123 N. Wacker Drive, Suite 1550, Chicago, IL 60606
Phone 312 554 3400 Fax 312 554 3401 www.jrwaters.com

Schedule A

HGP SECURITIES, LLC
(A Limited Liability Company)

COMPUTATION OF NET CAPITAL
(Under Rule 15c3-1 of the Securities and Exchange Commission Act of 1934)

DECEMBER 31, 2011 AND 2010
(See Accompanying Auditors' Report on Supplementary Information)

	2011	2010
NET CAPITAL:		
Total members' equity (Exhibit III)	$60,101	$39,529
Deductions:		
Non-allowable assets:		
Accounts receivable	25,919	15,000
Deposits	146	61
Prepaid expenses	8,555	3,660
Total deductions	34,620	18,721
NET CAPITAL	25,481	20,808
MINIMUM NET CAPITAL REQUIREMENT	5,000	5,000
EXCESS NET CAPITAL	$20,481	$15,808
AGGREGATE INDEBTEDNESS		
Total liabilities	$ 6,597	$ 1,722
Ratio of aggregate indebtedness to net capital	.26 to 1.0	.08 to 1.0

Pursuant to Rule 17a-5(d)(4), no material differences were noted from the Company's computation; therefore, a reconciliation is not considered necessary.

The accompanying notes are an integral part of this statement.

HGP SECURITIES, LLC
(A Limited Liability Company)

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

DECEMBER 31, 2011 AND 2010
(See Accompanying Auditors' Report on Supplementary Information)

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(i) of the rule and does not hold customers' monies or securities.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Members of HGP Securities, LLC

In planning and performing our audits of the financial statements and supplemental schedules of HGP Securities, LLC (A Limited Liability Company) for the years ended December 31, 2011 and 2010, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including test of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under SEC Rule 17a-3(a) (11).
2. Procedure for determining compliance with the exemptive provisions of SEC Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to the customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control of the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of specific internal control components does not reduce to a relative low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as described above.

These conditions were considered in determining the nature, timing and extent of procedures performed in our audit of the financial statements for the years ended December 31, 2011 and 2010 and this report does not affect our report thereon dated February 24, 2012.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities and Exchange Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011 and 2010 to meet the Securities and Exchange Commission's objectives.

This report is intended solely for the information and use of the members, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and is not intended to be and should not be used by anyone other than these specified parties.

Chicago, Illinois
February 24, 2012

SEC
Mail Processing
Section

FEB 2 0 2012

Washington, DC
125

HGP SECURITIES, LLC
(A Limited Liability Company)

SIPC ASSESSMENT RECONCILIATION

FOR THE YEAR ENDED DECEMBER 31, 2011

HGP SECURITIES, LLC
(A Limited Liability Company)

CONTENTS

Independent Accountants' Report on Applying Agreed - Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Members of HGP Securities, LLC:

In accordance with Rule 17a5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by HGP Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating HGP Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC7). HGP Securities, LLC.'s management is responsible for HGP Securities, LLC's compliance with those requirements. This agreed upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared to the listed assessment payments in Form SIPC-7 with respective cash disbursement entries on the cash disbursements journal noting no differences;

2. Compared the amounts reported on the audited Form X-17 A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments report in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

John R Waters & Company

Chicago, Illinois
February 24, 2012

JRW &CO CERTIFIED PUBLIC ACCOUNTANTS

JOHN R. WATERS & COMPANY

123 N. Wacker Drive, Suite 1550, Chicago, IL 60606

Phone 312 554 3400 Fax 312 554 3401 www.jrwaters.com

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended DECEMBER 31, 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068080
HGP SECURITIES, LLC
105 S. YORK ST.
SUITE 230
ELMHURST, IL 60126

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
RICK ALVAREZ (770) 263-7300

2. A. General Assessment (item 2e from page 2)		$ 1,660
B. Less payment made with SIPC-6 filed (exclude interest) 08/22/2011 Date Paid		(427)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		1,233
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 1,233
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 1,233	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

HGP SECURITIES, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

MANAGING DIRECTOR
(Title)

Dated the 30 day of January, 20 12.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning JAN 1, 20 11 and ending DEC 31, 20 11
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 701,480
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): reimbursable out of pocket expense	37,480
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ ________	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ________	
Enter the greater of line (i) or (ii)	
Total deductions	37,480
2d. SIPC Net Operating Revenues	$ 664,000
2e. General Assessment @ .0025	$ 1,660

(to page 1, line 2.A.)